 EXECUTION COPY

 AMENDMENT NO.1 TO AGREEMENT

Reference is made to the Agreement made the 4th day of November, 2005 (the “Agreement”), by and among Sandell Asset Management Corp., 40 West 57th Street, New York, NY 10019, and Trian Fund Management, L.P., 280 Park Avenue, 41st Floor, New York, NY 10017, with respect to Wendy’s International, Inc., an Ohio corporation. The parties hereto desire to amend the Agreement pursuant to this Amendment, made the 27th day of April, 2006 (this “Amendment”). Capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Agreement.

The parties hereto agree as follows:

1.            Amendment. The provisions of Section 5 of the Agreement are hereby deleted and replaced in their entirety with the following:

“This Agreement shall terminate on December 31, 2006 or earlier if the Company shall have announced that it has entered into a definitive agreement whereby all of the Company’s common stock is to be acquired by a third party; provided, however, that the provisions set forth in Section 3 hereof and the governing law provisions set forth in Section 6(a) hereof shall survive any termination of this Agreement.”

2.	Miscellaneous.

(a) Except as described in Section 1 above, the terms and provisions of the Agreement shall remain in full force and effect.

(b) This Amendment may be executed in counterparts.

IN WITNESS WHEREOF, the undersigned have entered into this Amendment as of the day and year first above written.

TRIAN FUND MANAGEMENT, L.P.	SANDELL ASSET MANAGEMENT CORP.

By: Trian Fund Management GP, LLC,

its General Partner

By: /s/ Edward P. Garden	By /s/ Thomas E. Sandell
Name: Edward P. Garden	Name: Thomas E. Sandell
Title: Member	Title: Chief Executive Officer